EXHIBIT 99.1

ECI Telecom Ltd.

Unaudited Combined Pro Forma Financial Information

Contents

Page

Unaudited Combined Pro Forma Financial Information	1

Unaudited Combined Pro Forma Statement of Operations for the year ended December 31, 2005	2

Notes to the Unaudited Combined Pro Forma Financial Information	3

ECI Telecom Ltd.

Unaudited Combined Pro Forma Financial Information

On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel and the results of its operations have been included in the Company’s US GAAP consolidated financial statements since that date. Laurel is an innovative provider of Next-Generation IP/MPLS Multi Service Edge Routers. The following unaudited pro forma financial information has been prepared in order to give effect to the acquisition of Laurel Networks Inc. (“Laurel”), a Delaware corporation, by ECI Telecom Ltd. (“ECI” or “the Company”) as though the acquisition had occurred on January 1, 2005.

The aggregate purchase price was $ 88 million in cash. The Company also incurred transaction costs, consisting primarily of professional fees amounting to approximately $ 1.75 million, in connection with this acquisition. After the transaction, Laurel became the Company’s “Data Networking” division.

The acquisition was accounted for by the purchase method of accounting. The purchase price has been allocated to the assets acquired and liabilities assumed based on an independent appraisal and management estimates. The allocation of the purchase price is as follows:

Fair value
$ in thousands

Tangible assets
Net current assets	14,881
Property, plant and equipment	3,156
Long-term liabilities	(157)

Net tangible assets	17,880

Intangible assets
Core technology products	33,820
In-process research and development	890
Backlog	100
Goodwill	37,060
71,870

Net assets acquired	89,750

For purposes of Rule 11-01 of Regulation S-X, the acquisition of Laurel by the Company is considered as a significant business combination.

The following unaudited pro forma presentation includes a combined statement of operations for the year ended December 31, 2005, giving effect to the acquisition though it had occurred on January 1, 2005.

The unaudited pro forma financial data is provided for information purposes only and is not necessarily indicative of the results of the Company's operations and financial position had the acquisition actually occurred as of January 1, 2005, nor is it necessarily indicative of the results of operations which may be expected to occur in the future. The unaudited pro forma financial data is based on assumptions that we believe are reasonable and should be read in conjunction with the historical financial statements and the accompanying notes thereto of the Company, as at and for the year ended December 31, 2005, which appears in the report on Form 6-K of the Company for the month of March 2006, furnished to the Securities and Exchange Commission on March 20, 2006, and which is incorporated by reference into the annual report of the Company on Form 20-F for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on March 30, 2006 and as amended on Form 20F/A filed with the Securities and Exchange Commission on May 25, 2006.

The unaudited combined pro forma financial information do not include the realization of cost savings from operating efficiencies, synergies or any other of the effects resulting from the Laurel acquisition, if any.

ECI Telecom Ltd.
Unaudited Combined Pro Forma Financial Information

	Year ended December 31, 2005
	ECI As Reported	Laurel January 1, 2005 to June 2, 2005	Pro forma Adjustments	Pro forma Combined
	In $ thousands
Revenues	629,918	4,777		634,695
Cost of revenues	367,779	4,573		372,352

Gross profit	262,139	204		262,343
Research and development costs - net	87,289	5,492		92,781
Selling and marketing expenses	95,826	3,674		99,500
General and administrative expenses	41,976	789		42,765
Recovery of doubtful debt	(10,356)			(10,356)
Amortization of acquisition-related intangible
assets	2,902		(a) 1,409	4,311
Impairment of loans	3,000			3,000
Acquired in-process research and development	890		(b)(890)	-
Operating income (loss)	40,612	(9,751)	(519)	30,342
Financial expenses	(3,656)			(3,656)
Financial income	8,857		(c)(1,122)	7,735
Other income, net	1,917	128		2,045
Income (loss) from continuing operations
before company’s equity in results of
investee companies, minority interest and
taxes on income	47,730	(9,623)	(1,641)	36,466
Taxes on income	(3,454)	(10)		(3,464)
Income (loss) from continuing operations
before company’s equity in results of
investee companies and minority interest	44,276	(9,633)	(1,641)	33,002
Company's equity in results of
investee companies	(4,285)			(4,285)
Minority interest	(127)			(127)

Net income (loss)	39,864	(9,633)	(1,641)	28,590

Earnings per ordinary share

Basic earnings per share
Net earnings per ordinary share ($)	0.36	0.26

Weighted average number of shares
outstanding used to compute basic
earnings per share - in thousands	110,322	110,322

Diluted earnings per share
Net earnings per ordinary share ($)	0.34	0.24

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in thousands	118,058	118,058

See accompanying notes to unaudited combined pro forma financial information.

ECI Telecom Ltd.
Unaudited Combined Pro Forma Financial Information

Note 1: General - Basis of pro forma presentation

On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel. The results of Laurel’s operations have been included in the Company’s US GAAP consolidated financial statements since that date.

The unaudited pro forma financial information has been prepared in order to give effect to the acquisition of Laurel by the Company, as if the acquisition had occurred on January 1, 2005.

Note 2: Pro forma adjustments

The adjustments included in the pro forma combined statement of operations are summarized as follows:

(a)	Represents the increase of amortization expenses due to the amortization of the identifiable intangible assets - Technology, by the straight-line method over the estimated useful life of ten years.

(b)	IPR&D charges resulting from the Laurel acquisition are considered to be nonrecurring charges directly related to the acquisition and therefore are excluded from the pro forma financial information.

(c)	Represents the decrease in interest income resulting from the use of funds to finance the purchase price. The interest rate on an amount of $ 89.75 million is assumed to be 3% per annum.